UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trinity Biotech plc
(Name of Issuer)

Class ‘A’ Ordinary Shares
(Title of Class of Securities)

896438306**
(CUSIP Number)

Seonkyu Jeon
Manager, President and CEO
MiCo IVD Holdings, LLC
85 Orchard Road
Skillman, New Jersey 08558
512-650-6322

With a copy to:

Dohyun Kim, Esq.
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing four Class ‘A’ ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896438306	13D	Page 1 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MiCo IVD Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 46,122,698 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 46,122,698 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,122,698 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)
Includes: (i) 44,759,388 Class ‘A’ ordinary shares (“Ordinary Shares”) represented by 11,189,847 American Depository Shares (“ADS”) owned by MiCo IVD Holdings, LLC (“MiCo IVD”), a majority-owned subsidiary of MiCo Co., Ltd.; and (ii) 1,363,310 Ordinary Shares represented by ADSs that would be issuable upon conversion of Issuer’s 1.50%, seven-year, unsecured junior convertible note (“Convertible Note”) with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,328,048 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D).  Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)
Based on 152,430,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of August 24, 2022 in a Registration Statement filed by the Issuer on Form F-3 and the 1,363,310 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MiCo Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 46,122,698 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 46,122,698 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,122,698 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.99% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
Includes: (i) 44,759,388 Class ‘A’ ordinary shares (“Ordinary Shares”) represented by 11,189,847 American Depository Shares (“ADS”) owned by MiCo IVD Holdings, LLC (“MiCo IVD”), a majority-owned subsidiary of MiCo Co., Ltd.; and (ii) 1,363,310 Ordinary Shares represented by ADSs that would be issuable upon conversion of Issuer’s 1.50%, seven-year, unsecured junior convertible note (“Convertible Note”) with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,328,048 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D).  Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)
Based on 152,430,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of August 24, 2022 in a Registration Statement filed by the Issuer on Form F-3 and the 1,363,310 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	13D	Page 3 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class ‘A’ Ordinary Shares, par value U.S. $0.0109 per share (“Ordinary Shares”), of Trinity Biotech plc, a company organized under the laws of Ireland (the “Issuer”). The address of the Issuer’s principal executive offices is IDA Business Park, Bray, Co. Wicklow, Ireland.

The Issuer’s American depositary shares (the “ADSs”), each representing four (4) Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “TRIB.”

Item 2. Identity and Background.

(a)          This Statement on Schedule 13D is being filed jointly by MiCo IVD Holdings, LLC, a Delaware limited liability company (“MiCo IVD”), and MiCo Co., Ltd, a limited company incorporated in South Korea (“MiCo Parent”, and together with MiCo IVD, the “Reporting Persons”).  MiCo Parent is the majority member of MiCo IVD.

Certain information regarding each director and executive officer of the Reporting Persons is set forth on Annex A hereto.

(b)          The address of MiCo Parent is Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea, and the address of MiCo IVD is 85 Orchard Road, Skillman, NJ 08558.

(c)          MiCo Parent and its affiliates are engaged in business activities in industries such as semiconductor, biomedical, and green energy.  The principal business of MiCo IVD is investing in securities of the Issuer.

(d) – (e) During the last five years, neither the Reporting Persons, nor any person listed on Annex A have: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          See Item 2(a) above.

Item 3. Source or Amount of Funds or Other Consideration.

A total of approximately U.S. $45 million was paid to acquire the ADSs reported as beneficially owned herein by the Reporting Persons and the ADSs that would otherwise be convertible under the Convertible Note (as defined below).

Item 4. Purpose of Transaction.

On May 3, 2022 (the “Closing Date”), the Issuer issued 11,189,847 ADSs (each representing four Ordinary Shares of the Issuer) to MiCo IVD, at a price of U.S. $2.25 per ADS, for a total purchase price of U.S. $25,177,155.75 (the “ADS Investment”), pursuant to the Securities Purchase Agreement dated as of April 11, 2022, between the Issuer and MiCo IVD (the “Securities Purchase Agreement”). The ADS Investment resulted in MiCo IVD owning ADSs representing 29.4% of the outstanding Ordinary Shares of the Issuer as of the Closing Date.

On May 3, 2022, MiCo IVD also loaned to the Issuer a principal amount of U.S. $20 million, evidenced by a seven-year, unsecured junior convertible note, issued by the Issuer as of May 3, 2022 (the “Convertible Note”), with a fixed annual interest rate of 1.5% and an ADS conversion price of U.S. $3.24 per ADS. Pursuant to its terms, the Convertible Note is convertible into ADSs at any time, at the discretion of MiCo IVD, and automatically converts into ADSs if the volume weighted average price of the Issuer’s ADSs is at or above U.S. $3.24 for any five consecutive Nasdaq trading days, provided that the Issuer may not convert any portion of the Convertible Note to the extent that after giving effect to such conversion, MiCo IVD, together with its concert parties (as defined under the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013 (the “Irish Takeover Rules”)), collectively would beneficially own in excess of 29.99% of the voting rights outstanding immediately after giving effect to such conversion, without the prior waiver by the Irish Takeover Panel of the requirement to make a mandatory general offer pursuant to the Irish Takeover Rules (such limitation on MiCo IVD’s conversion rights, the “Conversion Limitation”).  Under the terms of the Convertible Note, in the

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event of an automatic conversion as a result of the Issuer’s share price described in the foregoing sentence, the Issuer and the Board are required, following the occurrence of such an automatic conversion event and at the written request of MiCo IVD, to apply for such a waiver with the Irish Takeover Panel, provide all relevant information readily available to the Issuer and the Board to the Irish Takeover Panel in relation to such waiver, prepare a circular to its shareholders of the kind contemplated by section 4 of the Whitewash Guidance Note appended to the Irish Takeover Rules, satisfy or comply with the conditions imposed by the Irish Takeover Panel to the extent within its powers and ability to do so, and convene a general meeting of the Issuer for the purposes of seeking customary approvals of independent shareholders of the Issuer.

Under the terms of the Securities Purchase Agreement and Convertible Note, the Issuer granted MiCo IVD the right to nominate up to a total of four (4) individuals for consideration by the nomination committee of the Board for appointment to the Board, subject to certain conditions, and under the terms of the Securities Purchase Agreement, agreed to adopt a Board resolution expanding the size of the Board to a total of seven (7) members at the closing of the ADS Investment.  Under the terms of the Securities Purchase Agreement, the Issuer granted MiCo IVD the right to nominate two (2) individuals for consideration by the nomination committee of the Board for appointment to the Board, so long as MiCo IVD owns at least 15% of the voting rights of the Issuer. Under the terms of the Convertible Note, the Issuer also granted MiCo IVD the right to nominate an additional two (2) individuals for consideration by the nomination committee of the Board for appointment to the Board, so long as MiCo IVD holds an aggregate of at least U.S. $10 million in: (i) principal value under the Convertible Note plus (ii) the equivalent principal value of Convertible Notes previously converted into ADSs, as applicable ((i) and (ii) in the aggregate, the “Total Principal Value”). If MiCo IVD holds less than U.S. $10 million but more than U.S. $5 million in Total Principal Value, then MiCo IVD is entitled to nominate only one (1) individual for consideration by the nomination committee of the Board for appointment to the Board under the terms of the Convertible Note. If MiCo IVD holds less than U.S. $5 million in Total Principal Value, then MiCo IVD is not entitled to nominate any individual for consideration by the nomination committee of the Board for appointment to the Board under the terms of the Convertible Note. Pursuant to the Securities Purchase Agreement and Convertible Note, the nomination committee is required to consult with and reasonably consider the views of MiCo IVD in considering the directors nominated by MiCo IVD.  The Securities Purchase Agreement and Convertible Note also provide that any vacancies created by the resignation, removal or death of any director nominated by MiCo IVD thereunder, and elected to the Board, shall be filled subject to the MiCo IVD nomination process described therein and above.

Contemporaneously with closing the ADS Investment and the receipt of the Convertible Note in exchange for the U.S. $20 million loan, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with MiCo IVD, which requires the Issuer, within the time periods specified in the Registration Rights Agreement, to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (or such other form that might be appropriate) (the “Resale Registration Statement”) registering for resale the ADSs received by MiCo IVD as a result of the ADS Investment and the conversion of the Convertible Note and use its best efforts to cause such registrations statement to become and remain effective.  The Registration Rights Agreement also contains demand registration rights (subject to certain conditions) and certain other customary provisions, including provisions relating to indemnification and contributions.

Each of the foregoing descriptions of the Securities Purchase Agreement, the Convertible Note and the Registration Rights Agreement, as applicable, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference as an exhibit to this Statement.

On the Closing Date, pursuant to the terms of the Securities Purchase Agreement, Seonkyu (also known as “Sun Q”) Jeon, the founder and chair of MiCo Parent, was named and announced as a director and Chairperson of the Board.  Furthermore, at the nomination of MiCo IVD, pursuant to its rights under the Securities Purchase Agreement and Convertible Note, Aris Kekedjian and Michael Sung Soo Kim were each appointed to the Board as an independent director, and then-current directors Kevin Tansley, Clint Severson and James Merselis retired from the Board.

Following the closing of the ADS Investment, the Reporting Persons identified concerns relating to the Issuer’s operational and financial outlook, executive compensation (which the Reporting Persons believe to be excessive in light of the operational and financial performance of the Issuer), new product development pipeline and R&D function, and raised such concerns with the Board members and senior management of the Issuer.  The Reporting Persons believe that improving operational performance in particular is a challenge facing the Issuer that needs to be addressed in order to create long-term value for the Issuer’s shareholders.  The Reporting Persons believed, and continue to believe, that appointing a new CEO of the Issuer to replace Mr. Kekedjian, the current CEO of the Issuer since October 3, 2022 (having replaced Ronan O’Caoimh) who can provide effective leadership in the face of the operational and other challenges facing the Issuer’s business, would be important for the long-term success of the Issuer and its business.

CUSIP No. 896438306	13D	Page 5 of 9 Pages

The Reporting Persons have discussed with the Issuer their view that a new CEO should be appointed. The Reporting Persons initially believed that Mr. Kekedjian had the potential to be an appropriate successor to Mr. O’Caoimh as CEO.  However, based on further experience with Mr. Kekedjian, the Reporting Persons determined that they do not believe that Mr. Kekedjian is well suited to lead the Issuer, including, among other things, in light of its current operational challenges. Given the Reporting Persons’ belief that immediate leadership change is needed to address issues concerning the Issuer’s operational and financial outlook, executive compensation (which the Reporting Persons believe to be excessive in light of the operational and financial performance of the Issuer), new product development pipeline and R&D function, the Reporting Persons believed that Mr. Jeon, who they are of the view has a track record of being a strong operator capable of turning around businesses and creating shareholder value, would be an appropriate candidate to succeed Mr. O’Caoimh as CEO.  Prior to the Closing until August 2022, it was the Reporting Persons’ stated preference that Mr. Jeon serve as the CEO to succeed Mr. O’Caoimh.  After it became apparent to the Reporting Persons that this proposal would not be accepted by the Board, it was the Reporting Persons’ preference that Mr. Jeon serve as Executive Chairperson, with Dr. Young Hong, a healthcare industry expert with experience in product development, business transactions, and commercialization of in-vitro diagnostic technologies, serving as interim CEO. However, the Reporting Persons were later notified by the Board that, notwithstanding the Reporting Persons’ concerns with respect to the suitability of Mr. Kekedjian to serve as CEO and the validity of his appointment process, Mr. Kekedjian had been purportedly appointed by the members of the Board, other than Mr. Jeon and Mr. Kim, as the new CEO to succeed Mr. O’Caoimh, which was announced by the Issuer on October 3, 2022. The Reporting Persons continue to believe that Mr. Kekedjian does not possess the appropriate qualifications to serve as a CEO that can lead the Issuer through a significant operational turnaround and best address the Issuer’s other issues.

In light of the foregoing events, the Reporting Persons believed that it would be in the best interests of the Issuer and its shareholders for the current members of the Board to be replaced by new directors who can prioritize making necessary management changes, turning around the operational and financial performance of the Issuer and improving new product development pipeline and R&D function of the Issuer.  In that regard, on October 21, 2022, MiCo IVD sent a letter to the Board, a copy of which is attached as Exhibit No. 5, setting forth its requisition to convene an extraordinary general meeting (“EGM”) of the Issuer’s shareholders on or before November 11, 2022 for the shareholders to vote on the removal of Mr. Kekedjian, Mr. Walsh, Mr. O’Caoimh and Mr. Gillard as directors of the Issuer and the appointment of Scott Marquardt, who the Reporting Persons believed had relevant expertise and experience operating global manufacturing companies across various industries, as an independent director of the Issuer. On November 11, 2022, the Issuer’s counsel responded to such letter, claiming, among other things, that MiCo IVD was not eligible to requisition an extraordinary general meeting as a holder of ADSs, without being registered as a “member” of the Issuer.  The Reporting Persons reserve all rights as they continue to evaluate Issuer’s response and next steps.

In addition, over the course of August 2022 through October 2022, representatives of MiCo Parent made requests to the Issuer for certain financial information of the Issuer that MiCo Parent needed to comply with applicable Korean accounting requirements.  Despite the requests from MiCo Parent, members of the Issuer’s management have not yet provided all of the requested information.

On October 26, 2022, the Issuer announced that Mr. Jeon and Mr. Kim had each resigned as a member of the Issuer’s Board.  Mr. Jeon had resigned in objection to Mr. Kekedjian’s appointment as CEO of the Issuer and as part of a re-assessment of MiCo Parent’s investment portfolio, among other reasons.

As of the date of this Schedule 13D, the Reporting Persons may determine to dispose of all or a portion of MiCo IVD’s holdings in the Issuer, among other reasons, as part of a re-assessment of MiCo Parent's investment portfolio or, potentially to the extent it does not receive from the Issuer the requested financial information to comply with applicable Korean accounting requirements, as described above.  Any disposition of these holdings may be made through private or public sales, including pursuant to the Resale Registration Statement, any trading plans that MiCo IVD might adopt pursuant to Rule 10b-5(1) under the Exchange Act or any hedging transactions.  The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, subject to the Conversion Limitation (as defined above), may acquire additional equity interests, may retain or sell all or a portion of the equity interests of the Issuer held by the Reporting Persons, may distribute such equity interests held by the Reporting Persons to other entities and/or may take actions (including through their affiliates) with respect to their investment or the Issuer, including, without limitation, communicating with the Board, members of management or other security holders of the Issuer, or other third parties (including, among others, creditors) from time to time, taking steps to implement a course of action with respect to the Issuer, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives regarding the Issuer and the ADS Investment. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, an acquisition, merger, business combination, reorganization or liquidation) involving the Issuer or any

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of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; nominating  individuals for consideration by the nomination committee of the Board for appointment to the Board; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.  The Reporting Persons reserve the right to, and may in the future, discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board, (b) other holders of securities of the Issuer, and/or (c) other third parties (including creditors) to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. There can be no assurance, however, that any of the Reporting Persons will take any of the foregoing actions, and the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto. This document (including the foregoing statements in this paragraph) is not intended to, and does not, constitute or form part of any offer, possible offer, invitation or the solicitation of an offer by the Reporting Persons to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this document or otherwise.

Item 5. Interest in Securities of the Issuer.

(a)-(b)     The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, due to the Conversion Limitation (as defined above), the Reporting Persons may be deemed to beneficially own 46,122,698 Ordinary Shares consisting of: (i) 11,189,847 ADSs, which represent 44,759,388 Ordinary Shares and a beneficial ownership of 29.4% of the outstanding Ordinary Shares, and (ii) ADSs representing 1,363,310 Ordinary Shares issuable upon conversion of the Convertible Note.  This represents an aggregate beneficial ownership of 29.99% of the Ordinary Shares, calculated on an as-converted basis assuming partial conversion of the Convertible Note into ADSs, subject to the Conversion Limitation.

The percentage of beneficial ownership is based upon 152,430,282 Ordinary Shares reported to be outstanding by the Issuer as of August 24, 2022 in a Registration Statement filed by the Issuer on Form F-3 on August 30, 2022 and the 1,363,310 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note held by MiCo IVD.  As a result of its ownership interests in and potential control of MiCo IVD, MiCo Parent may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by MiCo IVD.

The number of ADSs into which the Convertible Note is convertible is limited by the Conversion Limitation.  In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Ordinary Shares represented by ADSs issuable upon any conversion of the Convertible Note to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the 29.99% limit described in the Conversion Limitation.  Due to the Conversion Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining ADSs representing 23,328,048 Ordinary Shares into which such notes would otherwise be convertible.  Without the Conversion Limitation, as of the date of this filing, the Reporting Persons would have beneficial ownership of 39.21% of the voting power of the Issuer, calculated on an as-converted basis assuming full conversion of the Convertible Note into ADSs.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and MiCo Parent expressly disclaims beneficial ownership of such shares.

(c)          Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days or in the 60-day period prior to May 3, 2022.

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(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or stockholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Ordinary Shares described herein.

(e)          Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.  Except as described herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A, has any contracts, arrangements, understandings or relationships, legal or otherwise with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No. 1.	Agreement of Joint Filing dated December 7, 2022, by and among the Reporting Persons

Exhibit No. 2.	Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on April 11, 2022)

Exhibit No. 3.	Convertible Note (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on April 11, 2022)

Exhibit No. 4.	Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K filed with the SEC on April 11, 2022)

Exhibit No. 5.	EGM Requisition Letter dated October 21, 2022

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2022

MiCo IVD Holdings, LLC

By: /s/ Seonkyu Jeon
Name: Seonkyu Jeon
Title: Manager, President and CEO

MiCo Co., Ltd.

By: /s/ Suk Yoon Lee
Name: Suk Yoon Lee
Title: Director and Chief Executive Officer

CUSIP No. 896438306	13D	Page 9 of 9 Pages

ANNEX A

Directors and Officers of MiCo IVD Holdings, LLC

Name	Position/Principal Occupation	Business Address	Citizenship
Seonkyu (also known as “Sun Q”) Jeon	Manager, President and CEO	85 Orchard Road, Skillman, NJ 08558	Republic of Korea

Suk Yoon Lee	Manager, Treasurer and Secretary	85 Orchard Road, Skillman, NJ 08558	Republic of Korea

Ji Yong Jeon	Vice President	85 Orchard Road, Skillman, NJ 08558	U.S.A.

Directors and Officers of MiCo Co., Ltd

Seonkyu (also known as “Sun Q”) Jeon	Chairman of MiCo Co., Ltd.	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Suk Yoon Lee	Director and Chief Executive Officer	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Daero Jeong	Chief Financial Officer	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Kyu Ok Park	Director	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea

Yong Tae Kim	Non-Executive Director of MiCo Co., Ltd. and Professor at Hanyang University	Mosan-ro 53, Daedeok-myeon, Anseong-si, Gyeonggi-do, South Korea	Republic of Korea